UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

QUESTCOR PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232808105

(CUSIP Number)

Scott D. Elliott, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 232808105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

MONTREUX EQUITY PARTNERS II SBIC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

Number of		7	SOLE VOTING POWER
Shares
Beneficially			None
Owned by
Each		8	SHARED VOTING POWER
Reporting
Person			2,804,929
With
		9	SOLE DISPOSITIVE POWER

None

		10	SHARED DISPOSITIVE POWER

2,804,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,804,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D

CUSIP No. 232808105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

MONTREUX EQUITY MANAGEMENT II SBIC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

Number of		7	SOLE VOTING POWER
Shares
Beneficially			None
Owned by
Each		8	SHARED VOTING POWER
Reporting
Person			2,804,929
With
		9	SOLE DISPOSITIVE POWER

None

		10	SHARED DISPOSITIVE POWER

2,804,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,804,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No. 232808105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

HOWARD D. PALEFSKY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of		7	SOLE VOTING POWER
Shares
Beneficially			None
Owned by
Each		8	SHARED VOTING POWER
Reporting
Person			2,804,929
With
		9	SOLE DISPOSITIVE POWER

None

		10	SHARED DISPOSITIVE POWER

2,804,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,804,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No. 232808105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

DANIEL K. TURNER, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of		7	SOLE VOTING POWER
Shares
Beneficially			None
Owned by
Each		8	SHARED VOTING POWER
Reporting
Person			2,804,929
With
		9	SOLE DISPOSITIVE POWER

None

		10	SHARED DISPOSITIVE POWER

2,804,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,804,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

Item 1. Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc., a California corporation (“Issuer”). The principal executive office of the issuer of such securities is located at 3620 Whipple Road, Union City, California 94587.

Item 2. Identity and Background.

     Montreux Equity Partners II SBIC, L.P. (“MEP”) is a California limited partnership whose principal business is making investments in the securities of other entities. The address of MEP’s principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

     Montreux Equity Management II SBIC, LLC (the “General Partner”) is a California limited liability company and the sole general partner of MEP. The principal business of the General Partner is to act as general partner of MEP. The address of its principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

     Howard D. Palefsky (“Mr. Palefsky”) is a managing member of the General Partner. The address of his principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025. Mr. Palefsky is a citizen of the United States.

     Daniel K. Turner, III (“Mr. Turner”) is a managing member of the General Partner. The address of his principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025. Mr. Turner is a citizen of the United States.

     MEP, the General Partner, Mr. Palefsky and Mr. Turner are referred to herein collectively, as the “Reporting Persons”. During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 15, 2003, MEP entered into a Subscription Agreement with the Issuer in the form attached hereto as Exhibit 3 (the “Subscription Agreement”). Pursuant to the Subscription Agreement, MEP purchased 2,000 shares of the Series B Convertible Preferred Stock, no par value (“Series B Preferred”), of the Issuer in exchange for $2,000,000. On January 15, 2003, the Issuer issued MEP a Common Stock Purchase Warrant (the “Warrants”) in the form attached hereto as Exhibit 4. Pursuant to the Warrant, MEP currently has the right at any time to purchase 679,982 shares of Common Stock at an exercise price of the $0.9412 per share. The 2,000 shares of Series B Preferred are currently convertible into an aggregate of 2,124,947 shares of Common Stock. The source of these funds was working capital of MEP.

Item 4. Purpose of Transaction.

     The Reporting Persons originally acquired the 2,000 shares of Series B Preferred and the Warrants to purchase 679,982 shares of Common Stock for general investment purposes. The Reporting Persons review on an ongoing basis the Issuer’s financial condition, business operations and prospects and may or may not seek involvement in the Issuer’s affairs. Based on such evaluation, the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities of the Issuer, or cease buying or selling shares.

     To enable the Reporting Persons to better make such evaluations, on January 27, 2004 Mr. Palefsky, on behalf of the Reporting Persons, met with Mr. Charles J. Casamento (“Mr. Casamento”), Chairmen, President and CEO of the Issuer, to request representation on the Board of Directors of the Issuer (the “Board”) by the holders of Series B Preferred. Specifically, Mr. Palefsky informed Mr. Casamento that the Reporting Persons were considering the submission to the Issuer of a shareholder proposal to elect at the Issuer’s next annual meeting of shareholders a director or directors of the Issuer nominated by the holders of Series B Preferred (the “Director Proposal”). Mr. Palefsky also informed Mr. Casamento that he intends to contact other shareholders of the Issuer to discuss the Director Proposal and has subsequently done so.

     Pursuant to the advance notice provisions of the Issuer’s Amended and Restated Bylaws (the “Bylaws”), shareholders of the Issuer must give the Issuer timely written notice of any shareholder proposal to be brought before an annual meeting of shareholders. To be timely, such written notice must be addressed to the secretary of the Issuer and delivered to and received at its principal executive offices not less than sixty (60) nor more than ninety (90) calendar days prior to the anniversary date on which the Issuer first mailed its proxy materials for its immediately preceding annual meeting of shareholders. The Issuer first mailed its proxy materials for its last annual meeting of shareholders on April 3, 2003. Accordingly, in order for the Reporting Persons to properly bring the Director Proposal before the Issuer’s next annual meeting of shareholders, it must submit written notice of this proposal to the Issuer by February 3, 2004.

     Dividends on the Series B Preferred accrue at a rate per annum based on the original purchase price of $1,000 per share of 8% from January 15, 2003 to December 31, 2005, 10% from January 1, 2006 to December 31, 2007, and 12% after January 1, 2008, and are payable quarterly. The Series B Preferred ranks senior to the Series A Preferred Stock of the Issuer. All dividends on the Series B Preferred must be paid prior to payment of any dividends on the Common Stock. Accrued and unpaid dividends bear interest at the dividend rate in effect plus 6% per annum. Upon the occurrence and during the continuance of certain events, including the absence of reported sale price for the Common Stock for six consecutive trading days, certain failures to pay dividends, certain insolvency proceedings, judgments, default on obligations, certain changes in control of the Issuer, certain corporate transactions, certain non-compliance and breaches of the transaction documents, and failures to maintain net cash, cash equivalent and eligible investment balances, the applicable dividend rate is increased by 6% per annum. The Series B Preferred has seniority over the Issuer’s Series A Preferred Stock in distributions upon any liquidation or dissolution of the Issuer, and is senior in rank to the Common Stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all the Series B Preferred votes on an as converted basis together with the Issuer’s Common Stock as a single class (with each share of Series B Preferred casting a number of votes equal to 0.875 times the number of shares of Common Stock into which it is convertible).

     The affirmative vote or written consent of a majority of the holders of Series B Preferred, voting separately as a class, is required for, among other matters, (1) any amendment, alteration, or repeal, whether by merger or consolidation or otherwise, of the Issuer’s Articles of Incorporation if the amendment, alteration, or repeal materially and adversely affects the powers, preferences, or special rights of the Series B Preferred or (2) the creation or issuance of any class or series of preferred stock ranking senior to or on a parity with the Series B Preferred as to dividends or liquidation.

     The Issuer has the right to redeem the Series B Preferred commencing January 1, 2006 for a redemption price equal to 110% of the stated value ($1,000) of each share plus any accrued and unpaid dividends. In addition, each holder of Series B Preferred has the right to require the Issuer to redeem their shares of Series B Preferred at a redemption price equal to the stated value ($1,000) of each share plus any accrued and unpaid dividends upon the occurrence of certain events, including certain amendments and changes of the Issuer’s Articles of Incorporation, certain misstatements or omissions, certain payments of dividends or redemption prices, certain issuances of Common Stock, certain non-compliance and breaches of transaction documents, material breaches of representations and warranties, and certain voluntary insolvency proceedings.

     Pursuant to a letter agreement between the Issuer and MEP dated as of December 29, 2002, MEP has the right to designate one individual to attend and act as an observer at all meetings of the Board.

     Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  There are 44,379,058 shares of Common Stock outstanding as of November 6, 2003 (the “Outstanding Shares”), as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2003. In addition there are 10,624,731 shares of Common Stock currently issuable upon conversion of all of the outstanding shares of Series B Preferred. Each share of Series B Preferred is currently entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such Series B Preferred, resulting in the total voting equivalence of 9,296,640 shares of Common Stock (the “Converted Shares”). The current voting equivalence of the 2,124,947 aggregate shares of Common Stock (the “MEP Series B Shares”) issuable upon the Series B Preferred currently held by the Reporting Persons is 1,859,329 (the “MEP Converted Shares”). In addition, the Reporting Persons may currently purchase an additional 679,982 shares of Common Stock upon conversion of the Warrants (the “Warrant Shares”).

     Accordingly, the percentage interest calculation of the Reporting Persons set forth below for the aggregate number of outstanding shares (the “Aggregate Shares Outstanding”) was calculated by dividing the (A) sum of the MEP Series B Shares plus the Warrant Shares by (B) the sum of the Outstanding Shares plus the MEP Series B Shares plus the Warrant Shares, while the percentage interest calculation of the Reporting Persons set forth below for the aggregate number of voting shares (the “Voting Shares”), was calculated by dividing the (X) sum of the MEP Converted Shares plus the Warrant Shares by (Y) the sum of the Outstanding Shares plus the Converted Shares plus the Warrant Shares. Pursuant to Rule 13d-3 of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person is as follows:

			Percentage of
	Aggregate Number of Shares		Aggregate Shares	Percentage of
Reporting Person	Beneficially Owned		Outstanding	Voting Shares

Montreux Equity Partners II SBIC, L.P.	2,804,929		5.94%	4.67%
Montreux Equity Management II SBIC, LLC	2,804,929	(1)	5.94%	4.67%
Howard D. Palefsky	2,804,929	(2)	5.94%	4.67%
Daniel K. Turner, III	2,804,929	(2)	5.94%	4.67%

(1)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(2)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

     (b)  The number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

	Sole Power to	Shared Power to		Sole Power to	Shared Power to
	Vote or Direct	Vote or Direct the		Dispose or Direct	Dispose or Direct
Reporting Person	the Vote	Vote		Disposition	Disposition

Montreux Equity Partners II SBIC, L.P.	0	2,804,929	(1)	0	2,804,929	(1)
Montreux Equity Management II SBIC, LLC	0	2,804,929	(1)	0	2,804,929	(1)
Howard D. Palefsky	0	2,804,929	(2)	0	2,804,929	(2)
Daniel K. Turner, III	0	2,804,929	(2)	0	2,804,929	(2)

(1)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(2)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the issuance of the Series B Preferred, the Issuer registered with the Securities and Exchange Commission the shares of Common Stock issuable upon conversion of the Series B Preferred and exercise of the Warrants and agreed to maintain the effectiveness of such registration statement for a period of two years.

     On January 8, 2004, MEP and the Issuer entered into a non-binding term sheet pursuant to which MEP would purchase up to 679,982 shares of Common Stock at a price of $0.644 per share in exchange for the payment of $295,112.19 in cash and the surrender of the Warrants to purchase 679,982 shares of Common Stock. The Issuer and MEP are currently negotiating definitive documents in connection with this transaction and expect it may close sometime during early February 2004.

     See Item 4 for a description of voting rights applicable to the Series B Preferred, which information is incorporated herein by reference.

     Pursuant to a letter agreement between the Issuer and MEP dated as of December 29, 2002, MEP has the right to designate one individual to attend and act as an observer at all meetings of the Board.

     Except as stated herein, to the best knowledge of each Reporting Person, no Reporting Person is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including by not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Title
1	Joint Filing Agreement among the reporting persons.

2	Certificate of Determination of Series B Convertible Preferred Stock dated as of December 29, 2002. (Incorporate by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on January 16, 2003.)

3	Subscription Agreement dated as of December 29, 2002, between the Issuer and the purchasers of Series B Preferred. (Incorporate by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 16, 2003.)

4	Form of Common Stock Purchase Warrant issued by the Issuer to the purchasers of Series B Preferred. (Incorporate by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Issuer on January 16, 2003.)

SCHEDULE 13D

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Partners II SBIC, L.P. is true, complete and correct.

Dated: January 27, 2004

Montreux Equity Partners II SBIC, L.P.

By:	Montreux Equity Management II SBIC, LLC, its General Partner

By:	/s/ Daniel K. Turner

Daniel K. Turner, III, Managing Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Management II SBIC, LLC is true, complete and correct.

Dated: January 27, 2004

Montreux Equity Management II SBIC, LLC

By:	/s/ Daniel K. Turner

Daniel K. Turner, III, Managing Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Howard D. Palefsky is true, complete and correct.

Dated: January 27, 2004

By:	/s/ Howard D. Palefsky

Howard D. Palefsky

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Daniel K. Turner, III is true, complete and correct.

Dated: January 27, 2004

By:	/s/ Daniel K. Turner, III

Daniel K. Turner, III

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc., dated as of January 27, 2004 is, and any amendments thereto signed by each of the undersigned and shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

     This joint filing agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: January 27, 2004

Montreux Equity Partners II SBIC, L.P.

By:	Montreux Equity Management II SBIC, LLC, its General Partner

By:	/s/ Daniel K. Turner, III

Daniel K. Turner, III, Managing Member

Montreux Equity Management II SBIC, LLC

By:	/s/ Daniel K. Turner, III

Daniel K. Turner, III, Managing Member

/s/ Howard D. Palefsky

Howard D. Palefsky

/s/ Daniel K. Turner, III

Daniel K. Turner, III